Exhibit 99.2

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Extraordinary General Meeting

May 2, 2025

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder, revoking all prior proxies, hereby appoints Haggai Alon, with full power of substitution and revocation, as proxy to represent and vote all ordinary shares, nominal value US$4.70250014886352 per share, of SMX (Security Matters) Public Limited Company (the “Company”), which the undersigned will be entitled to vote if personally present at the Extraordinary General Meeting of the Shareholders of the Company to be held on May 2, 2025, at 3:00 p.m., Irish time (10:00 a.m., Eastern Time), or any adjournment or postponement thereof, at Arthur Cox, Ten Earlsfort Terrace, Dublin 2, D02 T380, Ireland, upon matters set forth in the Notice of Extraordinary Meeting and Proxy Statement for the Extraordinary Meeting of Shareholders dated April 4, 2025, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

When properly executed, this proxy will be voted in the manner directed herein by the undersigned shareholder.

IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, PROPOSAL 2, PROPOSAL 3, PROPOSAL 4 AND PROPOSAL 5 SET FORTH ON THE REVERSE SIDE.

(Continued and to be Completed on Reverse Side)

☒ Please mark your votes as in this example using dark ink only.

A. PROPOSALS – The Board of Directors recommends a vote FOR Proposal 1, Proposal 2, Proposal 3, Proposal 4 And Proposal 5.

1.	As an ORDINARY RESOLUTION: THAT each ordinary share of $4.70250014886352 in the capital of the Company (the “Current Ordinary Share”) be subdivided into:

a.	1 ordinary share of $0.00000000000001, with the same rights as each Current Ordinary Share on the date hereof, subject to the rights attaching to the new deferred shares as described in (b); and

b.	470,250,014,886,351 new deferred shares of $0.00000000000001 in the capital of the Company (the “New Deferred Shares”), with the following rights:

(a)	each New Deferred Share shall not entitle the holder thereof to receive notice, attend or vote at general meetings of the Company;

(b)	each New Deferred Share shall not entitle the holder thereof to participate in any dividends declared or paid by the Company; and

(c)	on a return of capital on a winding up or otherwise, each New Deferred Share shall entitle the holder thereof to receive an amount of $0.00000000000001 on each deferred share after an amount of $1,000,000,000 has been paid in respect of each ordinary share.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.	As an ORDINARY RESOLUTION: THAT the directors of the Company may, at any time following the passage of Resolution 1, resolve that each holder of New Deferred Shares shall surrender their New Deferred Shares for nil consideration pursuant to section 102(1)(a) of the Companies Act 2014 and thereafter cancel such shares and upon the passing of such resolution, the holders of the New Deferred Shares shall be deemed to have surrendered each New Deferred Share for nil consideration pursuant to section 102(1)(a) of the Companies Act 2014 and each holder of New Deferred Shares shall execute any document and take such actions to evidence or effect such surrender as the Company may require from time to time, and to secure the obligations of each holder of New Deferred Shares hereunder, each holder of New Deferred Shares irrevocably appoints any director of the Company to sign any documents and take such actions on behalf of such holder in order to evidence or effect such surrender as the Company may require from time to time.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	As an ORDINARY RESOLUTION: THAT subject to and immediately following the passage of Resolution 1, the Company’s authorised share capital shall be increased from (a) US$100,000,000 divided into 17,012,227 Ordinary Shares with a nominal value of US$0.00000000000001 each and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares with a nominal value of US$0.00000000000001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each, to (b) US$100,000,000,000 divided into 9,990,000,000,000,000,017,012,227 Ordinary Shares with a nominal value of US$0.00000000000001 each and 200,000,000,000 Preferred Shares with a nominal value of US$0.0001 each and 7,999,999,999,999,982,413,677 New Deferred Ordinary Shares with a nominal value of US$0.00000000000001 each and €25,000 divided into 25,000 Deferred Ordinary Shares with a nominal value of €1.00 each, by the creation of 9,990,000,000,000,000,000,000,000 additional Ordinary Shares of US$0.00000000000001 each, each such share ranking pari passu with the existing Ordinary Shares of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	As a SPECIAL RESOLUTION: THAT the constitution of the Company be amended by inserting the following new Article 52 immediately after the existing Article 51, with all subsequent articles to be renumbered accordingly:

“The Directors may from time to time consolidate and/or divide all or any of the Company’s classes of shares as they see fit.”

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	As a SPECIAL RESOLUTION: THAT, subject to the passage of Resolutions 1, 2, 3 and 4 above, the Constitution in the form attached to the proxy statement (marked for identification purposes with the letter “A”) be and is hereby adopted as the new Constitution of the Company in substitution and to the exclusion of the existing Constitution of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In their discretion, the proxyholders are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof, all as set out in the Notice of Extraordinary General Meeting and Proxy Statement relating to the meeting, which receipt of are hereby acknowledged.

B. NON-VOTING ITEMS

Change of Address – Please print your new address below.

Comments – Please print your comments below.

C. AUTHORIZED SIGNATURES – This section must be completed for your vote to be counted – Date and Sign Below

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

Signature:____________________	Signature, if held jointly:_____________________

Dated: _________________